June 27, 2019

Kenneth Carter, PhD
Chief Executive Officer
Neuralstem, Inc.
20271 Goldenrod Lane, 2nd Floor
Germantown, MD 20876

       Re: Neuralstem, Inc.
           Registration Statement on From S-1
           Filed June 21, 2019
           File No. 333-232273

Dear Dr. Carter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Raul Silvestre, Esq.